May 2, 1995




Diamond Shamrock, Inc.
9830 Colonnade Boulevard
San Antonio, Texas 78230

Re:     Diamond Shamrock, Inc. Long-Term Incentive Plan

Gentlemen:

I am Senior Vice President/Group Executive and General Counsel for Diamond Shamrock, Inc., a Delaware corporation (the "Company"). In connection with the addition of 1,000,000 shares of common stock, $0.01 par value of the Company ("Common Stock"), to the Company's Long-Term Incentive Plan (the "Plan"), I have examined the Plan and such other documents, records and matters of law as I have deemed necessary for purposes of this opinion and based thereupon, I am of the opinion that:

     (1) The shares of Common Stock, that may be issued and sold or delivered pursuant to the Plan will be, when issued and sold or delivered in accordance with the Plan, duly authorized, validly issued, fully paid and nonassessable.

     (2) The rights to purchase Series A Junior Participating Preferred Stock (the "Rights") in accordance with the Rights Agreement dated as of March 6, 1990, between the Company and Ameritrust Company National Association, have been duly authorized by the Company and, when duly issued, will be validly issued.

I hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement on Form S-8 for the Plan filed by the Company with the Securities and Exchange commission to effect registration of such shares of Common Stock and Rights under the Securities Act of 1933, as amended, and to the reference to me under the caption "Legal Matters" in the Prospectus constituting a part of such Registration Statement.

As noted under such caption in the Prospectus, I beneficially own shares of Common Stock of the Company and I anticipate being eligible to participate in the Plan.

Very truly yours,



/S/  Timothy J. Fretthold


TJF/lmk



W2166.LW